EXHIBIT 3.5

Xcel Pharmaceuticals, Inc.

Audit Committee Charter

Role and Independence

The audit committee (the “Committee”) of the board of directors of the Company (the “Board”) shall be primarily responsible for overseeing the quality and integrity of the accounting, auditing and reporting practices of the Company and shall have such other duties as are directed by the Board. The Committee shall consist of at least three directors who are generally knowledgeable in financial, accounting, and auditing matters and are able to read and understand financial statements at the time of their appointment. At least one member shall be an audit committee financial expert as required under the rules of the U.S. Securities and Exchange Commission (the “SEC Rules”) and the rules and listing standards of Nasdaq (the “Nasdaq Rules”). Each member of the Committee shall be free of any relationship that, in the opinion of the Board, would interfere with his or her individual exercise of independent judgement, and shall meet the director independence requirements for serving on audit committees as set forth in the SEC Rules and Nasdaq Rules. The Committee is expected to maintain free and open communication with the Company’s outside auditors (the “Independent Auditor”) and the Company’s management. In discharging this oversight role, the Committee is empowered to investigate any matter brought to its attention, with full authority and resources to engage outside counsel or other experts as the Committee deems appropriate.

The Committee shall appoint one member of the Committee as chairperson of the Committee. He or she shall be responsible for leadership of the Committee, including preparing the agenda, presiding over the meetings, making Committee assignments and reporting to the Board. The chairperson will also maintain regular liaison with the CEO, V.P. Finance/CFO, and the lead partner of the Independent Auditor.

Meetings

The Committee shall meet at least four times annually and as many additional times as the Committee deems necessary. These meetings shall include not less than two private executive sessions with the Independent Auditor each year and at other times when considered appropriate.

Responsibilities

The Committee’s primary responsibilities shall include, but not be limited to:

•	Reviewing this Charter at least annually and recommending any changes to the Board.

•	Appointing and determining the compensation to be paid to and overseeing the work of the Independent Auditor. This responsibility shall include resolution of disagreements between the Independent Auditor and the Company’s management, removal of the Independent Auditor if circumstances warrant, and review of any audit problems or difficulties and management’s response.

•	Ensuring that the Independent Auditor does not provide any services that would impair the independence of the Independent Auditor under the SEC Rules or Nasdaq Rules including: (1) bookkeeping or other services related to the accounting records or financial statements of the Company; (2) financial information systems design and implementation; (3) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (4) actuarial services; (5) internal audit outsourcing services; (6) management functions or human resources; (7) broker or dealer, investment adviser, or investment banking services; (8) legal services and expert services unrelated to the audit; (9) any other service that the Committee determines is impermissible. The Independent Auditor may engage in any non-audit service, including tax services, that is not listed above, only if the activity and the fees are pre-approved by the Committee and are in accordance with the SEC Rules and Nasdaq Rules.

•	Ensuring that the lead audit partner and the reviewing partner of the Independent Auditor rotate off of the audit every five years or such lesser period of time as may be required by the SEC Rules or Nasdaq Rules.

•	Confirming and assuring the independence of the Independent Auditor including (1) reviewing management consulting services and related fees provided by the Independent Auditor, (2) obtaining a formal written statement from the Independent Auditor delineating all relationships with the Company, and (3) ensuring that the CEO, CFO, Controller, Chief Accounting Officer or persons in an equivalent position have not been employed by the Company’s Independent Auditor during the one-year period preceding the current year audit.

•	Obtaining and reviewing, at least annually, a report by the Independent Auditor as to the firm’s internal quality control procedures and any material issues raised in its most recent internal control or peer review process.

•	Discussing with the Independent Auditor the nature of the audit process, receiving and reviewing audit reports, and providing the Independent Auditor full access to the Committee (and the Board) to report on any and all appropriate matters. The Independent Auditor must report to the Committee (1) critical accounting policies used, (2) alternative treatment of financial information within generally accepted accounting principles discussed with management, the potential consequences of the alternative treatments, and the treatment preferred by the Independent Auditor, (3) the Independent Auditor’s judgment as to the quality of the accounting principles used, and (4) all material formal written communications between the Independent Auditor and management.

•	Reviewing the organization, plans and results of any internal audit activities, if applicable.

•	Prior to the Company’s public distribution of its annual and quarterly financial results, (1) reviewing and discussing with management and the Independent Auditor the Company’s financial statements and internal controls and (2) reviewing and discussing with management the press release communicating the Company’s financial results to the public. The review and discussion of the quarterly financial results and press release may be held with the Committee or its chairperson.

•	Upon completion of an initial public offering, recommend to the Board that the audited financial statements reviewed by the Committee as described above should be included in the Company’s Form 10-K.

•	Discussing with management and the Independent Auditor the quality and adequacy of, and compliance with, the Company’s internal controls. The Company’s CEO and CFO shall prepare a statement to the Committee certifying that the Company’s annual and quarterly financial statements fairly present, in all material respects, the financial position, results of operations and cash flows of the Company. Upon completion of an initial public offering, the Company’s CEO and CFO shall prepare certifications related to the Company’s financial statements and internal controls as required under the SEC Rules and the Nasdaq Rules.

•	Reporting Committee activities to the Board and, upon completion of an initial public offering, issuing annually a report to be included in the proxy statement for submission to shareholders.

•	Approving any material transactions in which any officer or director of the Company has a direct or indirect material interest.

•	Ensuring that no personal loans have been made to any officer of the Company.

•	Approving a code of ethics for the Company, reviewing it annually, obtaining annually an assurance in writing from each officer that they have complied, and reviewing management’s process for monitoring compliance with the code of ethics.

•	Establishing procedures for receiving complaints regarding accounting, internal accounting controls, or auditing matters, and for confidential submissions by employees of concerns regarding questionable accounting or auditing matters.

•	Performing an annual self-assessment relative to the Committee’s purpose, duties, and responsibilities.

•	Performing any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

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